DI FM Crowdfunding.mp4 (3m 19s)
https://jotengine.com/transcriptions/soeDRnfiI1qDkB0feeqdLw
1 speaker (Ari Shohat)

[0:00:00]
Ari Shohat: Hi. I'm Ari Shohat, the Founder of Digitally Imported also known as DI DATA FM, the world's largest streaming radio service dedicated exclusively to electronic music. I founded DI DATA FM in 1999 by curating a single channel of trance music and broadcasting it online to electronic music fans worldwide. That single channel turned into two, then three, and then many more. Today, the DI D ATA FM continues its mission of curating only the best of electronic music. We n ow offer over 90 channels from every corner of the genre. Our selections range f rom channels, which preserve the historical sounds of electronic music from the past to those, which expose artists that are pushing the boundaries and creating new trends today. DI DATA FM is committed to delivering the best user experienc e when connecting people to the music that they love, whether it's through our w ebsite, mobile apps, or, other partner integrations. Our team is made up of elec tronic music enthusiasts and experts from all around the world. This passion for electronic music drives our desire to provide a superior listening experience a nd has made DI DATA FM the premiere streaming radio destination for electronic m usic fans worldwide. The electronic music industry is booming right now. The glo bal electronic music market is valued at seven point one billion US Dollars annu ally and is growing fast with a 60% increase over the past three years. The Inte rnational Music Summit 2016 report found that the popularity of electronic music is expanding into promising new markets in South America and China. The recent rapid growth in the United States will translate into sustainable wide scale app eal. At the same time, music streaming is becoming the primary way the world is accessing music. The business model of streaming is maturing to become profitabl e for artists, labels, and streaming companies, alike. With all these factors, w e believe DI Data FM is poised for significant growth. In the last year, DI Data
 FM has expanded our service beyond our original lean back listening experience. We've added on demand streaming, track purchasing capabilities, and are working diligently to bring personalized radio to fans as our next step. DI Data FM now has over four million registered users and they are loyal. 24% of our audience tunes in every day and 80% tune in at least once per week. We've also experience d a 422% growth in active premium subscribers since 2010 as listener decide they would rather upgrade to listen commercial free and in the highest audio quality .. DI Data FM has grown at a steady and impressive rate since 1999, but our visio n is to grow DI DATA FM at a more rapid pace and take advantage of the booming e lectronic music market. I'm inviting you to be a part of this exciting growth by investing in DI DATA FM today. We plan to use investment money to aggressively attract more listeners and convert more listeners to active premium subscribers.
 Be a part of our future. To learn more about the DI DATA FM and our Crowdfundin [0:03:17]
DI Android App Demo.mp4 (1m 22s)
https://jotengine.com/transcriptions/ekVNdjrmmGS32PBM6HON0A
1 speaker (Speaker 1)

[0:00:02]
Speaker 1: Welcome to Digitally Imported, the premiere streaming radio service f or electronic music fans. Take your favorite music wherever you go with our top rated apps. DI offers over 90 channels of electronic music, and an extensive sel ection of exclusive and first to air content you can't find anywhere else. Find anything from trance to dubstep, techno, progressive, chill-out and much more. Y ou can browse all of our channels, filter by style, and even save your favorites for easy access later. Search through the selection of current and upcoming sho ws, and set show reminders right from the app. The fully featured music players shows track history and easily like and share your favorite tracks and shows via social media, email and more. Activate the convenient sleep timer, and fall asl eep to your favorite music without draining your data plan. Any tracks you like will be saved for you, so you can access them again any time, or use our search tool to find new favorites. Unlike other internet radio companies we don't rely on computers to pick the best music for you, we have committed channel directors , real people who know good music, who curate the music you want to hear. Downlo ad the official Digitally Imported app now and start listening to the best elect [0:01:18]